ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02199

Phone: 617-951-7000

Fax: 617-951-7050

January 15, 2013	Adam M. Schlichtmann Phone: 617-951-7114 Fax: 617-235-7346 Adam.Schlichtmann@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Blackstone Alternative Alpha Fund II (the “Fund”) (File Nos. 811-22792 and [            ])

Ladies and Gentlemen:

We are filing today via EDGAR a Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of Blackstone Alternative Alpha Fund II, a Massachusetts business trust. The Fund intends to operate pursuant to an SEC order under Section 6(c) of the 1940 Act granting an exemption from Sections 18(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) and Rule 17d-1 under the 1940 Act (Release No. IC-30317, Dec. 26, 2012) (the “Order”). The Order permits the Fund and certain other registered closed-end management investment companies to issue multiple classes of shares and to impose asset-based service and/or distribution fees and contingent deferred sales loads, subject to the conditions stated in the Order.

Pursuant to Section 6 of the Securities Act, the Registration Fees have been calculated and transmitted, in the amount of $34,100, to the designated lockbox at U.S. Bank in St. Louis, Missouri.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7114.

Very truly yours,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

Enclosures

cc:	Scott Sherman, Esq., Blackstone Alternative Asset Management L.P.
James E. Thomas, Esq.